Exhibit 4.5

Nestle Health Science US Holdings, Inc.

900 Long Ridge Road, Building 2

Stamford, CT 06902

November 11, 2018

Aimmune Therapeutics, Inc.

8000 Marine Blvd., Suite 300

Brisbane, California 94005

Attention: Chief Executive Officer

Re:  Amended and Restated Standstill Agreement

Ladies and Gentlemen:

In connection with the acquisition of Common Stock, par value $0.0001 per share (the “Common Stock”), of Aimmune Therapeutics, Inc., a Delaware corporation (the “Company”), by Nestle Health Science US Holdings, Inc., a Delaware corporation (the “Purchaser”), pursuant to the Securities Purchase Agreement, dated as of November 11, 2018, between the Company and the Purchaser (the “Purchase Agreement”), the Company and the Purchaser desire to amend and restate that certain standstill agreement, dated November 23, 2016 (the “Prior Agreement”) to accept the rights and covenants hereof in lieu of their rights and covenants in the Prior Agreement.  In connection therewith, the Purchaser hereby delivers this amended and restated standstill agreement (this “Standstill Agreement”) to the Company in accordance with the terms of the Purchase Agreement. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Purchase Agreement.

In consideration of the mutual covenants contained in the Purchase Agreement and this Standstill Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser agree as follows:

1.Standstill.  During the period beginning on the date hereof and ending at 11:59 pm Pacific Time on November 11, 2020 (the “Termination Date”), neither the Purchaser nor any of its Affiliates (as defined below) shall, directly or indirectly, without the prior written consent of a majority of the members of the Board of Directors of the Company (the “Board”) who are not affiliated with the Purchaser:

a.

effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause or in any way advise, assist, knowingly facilitate or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause:

i.	any acquisition, or obtaining any economic interest in, any right to direct the voting or disposition of, or any other right with respect to, any securities of the Company or any of its subsidiaries (or any rights, options or other securities convertible into or exercisable or exchangeable for such securities or any obligations measured by the price or value of any securities of the Company or any of its subsidiaries, including without limitation any swaps or other derivative arrangements (“Derivative Securities”)), in each case, whether or not any of the foregoing may be acquired or obtained immediately or only after the passage of time or upon the satisfaction of one or more conditions pursuant to any agreement, arrangement or understanding, without the prior consent of the Board;

ii.	any tender or exchange offer, merger, consolidation, business combination or acquisition or disposition of assets of the Company or any of its subsidiaries;

iii.	any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries; or

iv.

any “solicitation” of “proxies” (as such terms are used in Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) or consents to vote any voting securities of the Company, or become a “participant” in any “election contest” (as such terms are defined in Rule 14a-11 of the Exchange Act) or propose, or solicit stockholders of the Company for the approval of, any stockholder proposals with respect to the Company or seek to advise or influence any person with respect to the voting of any voting securities of the Company;

b.

form, join or in any way participate in a “group” (as defined under the securities laws) with respect to any securities of the Company or any securities convertible into Common Stock or any other voting securities of the Company or otherwise act in concert with any person in respect of any such securities;

c.	otherwise act, alone or in concert with others, to seek to control or influence the management, Board or policies of the Company;

d.

take any action which would reasonably be expected to result in the Company or its representatives being obligated to make a public announcement regarding any of the types of matters set forth in this Section 1;

e.	enter into any discussions or arrangements with any third party with respect to any of the foregoing; or

f.	publicly disclose any intention, plan or arrangement regarding any of the matters referred to in this Section 1;

provided that, the foregoing restrictions shall not apply after (A) a public announcement by the Company of the initiation of any merger, consolidation, acquisition, scheme, business combination or other extraordinary transaction in which the Company or any of its subsidiaries is a constituent corporation or party and following consummation of such transaction, either (i) substantially all of the persons or entities who, immediately prior to such transaction, had beneficial ownership of 50% or more of the voting power of the Company would not continue to beneficially own at least 50% of the voting power of the combined entity and would not have the ability to elect a majority of the directors of the combined entity or (ii) all or a substantial part of the assets of the Company and its subsidiaries would be transferred to a third party (a “Business Combination”) or (B) the submission of any bona fide offer by any third party to acquire all or a substantial portion of the securities or assets of the Company or its subsidiaries (which for the avoidance of doubt shall exclude any offer with respect to which the Company elects not to engage in substantive negotiations), prompt notice of which shall be provided to the Purchaser; provided, further, that nothing in this Section 1 is intended to (X) restrict the Purchaser’s right to vote its shares of Common Stock purchased pursuant to the Purchase Agreement or otherwise in its discretion on matters brought to a vote of the stockholders of the Company, (Y) restrict the activities of the Purchaser or the discussions among the representatives of the Company and the Purchaser, in each case, as contemplated by that certain Amended and Restated Collaboration Agreement, dated the date hereof, by and among the Company and Nestec Ltd. or (Z) restrict the Purchaser’s or any of its Affiliates’ right to acquire any rights, title or interest in any options or other securities of the Company granted to members of the Board who are affiliated with the Purchaser.

For purposes of this letter agreement,  (i) “Affiliates” shall mean (1) any person, corporation, partnership, trust, limited liability company or other entity, whether existing now or in the future, that, directly or indirectly, controls, is controlled by or is under common control with, the Purchaser and (ii) “Beneficially Owns” (including the terms “Beneficial Ownership”, “Beneficially Owned” or “Beneficially Owning”) shall mean beneficial ownership within the meaning of Rule 13d-3 under the Exchange Act.

2.No Effect.  Notwithstanding any of the foregoing, the provisions set forth in Section 1 shall in no way limit (i) the ability of any individual who is serving as a director of the Company to take any actions (or to refrain from taking any actions) in his/her capacity as a director of the Company or (ii) the ability of the Purchaser or its Affiliates to initiate and engage in confidential discussions with the Board regarding the transactions referred to in clauses (a)(i)-(iii) of Section 1.

3. Market Standoff. During the period beginning on the date hereof and ending at 11:59 pm Pacific Time on the Termination Date, neither the Purchaser nor any of its Affiliates shall, directly or indirectly, without the prior written consent of a majority of the members of the Board who are not affiliated with the Purchaser:

a.

sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any shares of  Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”); or

b.

enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities (a “Hedging Transaction”), whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise; or

c.	publicly announce any intention to do any of the foregoing.

4.Limitation on Sales.  Notwithstanding anything herein to the contrary, during the period beginning on the date hereof and ending on the Termination Date, no sales of Common Stock Beneficially Owned by the Purchaser or any of its Affiliates shall be made to DBV Technologies SA pursuant to a private sale or other exemption from the registration requirements of the Securities Act of 1933, as amended, without the prior written consent of the Company.

5.Change of Control Transaction.  In connection with any Change of Control Transaction approved by the Board during the period beginning on the date hereof and ending on the Termination Date, the Purchaser on behalf of itself and its Affiliates agrees not to seek an appraisal remedy under Section 262 of the Delaware General Corporation Law with respect to any shares of Common Stock held by it as of the date of the consummation of the Change of Control Transaction.   For purposes hereof, “Change of Control Transaction” shall mean any transaction (or series of related transactions) after the date hereof (including the consummation of a scheme of arrangement/amalgamation, merger, de-merger, share purchase, recapitalization, redemption, issuance of capital stock, consolidation, tender offer, combination of shares, reorganization or otherwise) pursuant to which (a) a person (or group of persons) Beneficially Owns immediately upon completion of such transaction (or series of related transactions) securities representing more than fifty percent (50%) of the combined voting power for the election of directors of the outstanding voting securities of the entity surviving or resulting from such transaction (or series of related transactions) or (b) the Company sells or otherwise disposes of all or substantially all of the assets of the Company and its subsidiaries on a consolidated basis to a person (or group of persons).

6.Representations.  Each party represents to the other that: (a) this Letter Agreement has been duly authorized by all necessary corporate or partnership action, as the case may be; and (b) this letter agreement is a valid and binding agreement of such party, enforceable against it in accordance with its terms, subject to the Enforceability Limitations.  The Company represents that this Letter Agreement was approved by the vote a majority of the members of the Board who are not affiliated with the Purchaser.

7.Specific Enforcement; Legal Effect.  The parties hereto agree that any breach of this Letter Agreement would result in irreparable injury to other party and that money damages would not be an adequate remedy for such breach.  Accordingly, without prejudice to the rights and remedies otherwise available under applicable law, either party shall be entitled to specific performance and equitable relief by way of injunction or otherwise if the other party breaches or threatens to breach any of the provisions of this letter agreement.  It is further understood and agreed that no failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.  This Letter Agreement contains the entire agreement between the parties hereto concerning the matters addressed herein.  No modification of this Letter Agreement or waiver of the terms and conditions hereof shall be binding upon either party hereto, unless approved in writing by each such party; provided, however, that no waiver or amendment shall be effective as against the Company unless such waiver or amendment is approved in writing by the vote a majority of the members of the Board who are not affiliated with the Purchaser.  This Letter Agreement shall be governed by and construed in accordance with the law of the State of New York without regard to principles of conflicts of law that would cause the application of the laws of any jurisdiction other than the State of New York. Any dispute arise under or in connection with this Agreement shall be resolved in accordance with the dispute resolution procedures set out in Section 13.6 of the Purchase Agreement, which procedures are incorporated herein by this reference.

8.Counterparts.  This Standstill Agreement may be executed and delivered (including by facsimile or portable document format (“pdf”) in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.

9.Entire Agreement.  This Standstill Agreement and the other Transaction Documents contain the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous arrangements or understandings, whether written or oral, with respect hereto and thereto.  Upon the effectiveness of this Standstill Agreement, the Prior Agreement shall be deemed amended and restated and superseded and replaced in its entirety by this Standstill Agreement, and shall be of no further force or effect.

10.Termination on Failure to Satisfy Closing Conditions. In the event that the Purchase Agreement is terminated pursuant to Section 8.1(b) or (c) thereof, this Letter Agreement shall forthwith become null and void and there shall thereafter be no liability under this Letter Agreement on the part of either party.

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IN WITNESS WHEREOF, the parties hereto have executed this Standstill Agreement effective as of the Closing.

NESTLE HEALTH SCIENCE US HOLDINGS, INC.

By:	/s/ James Pepin
Name: James Pepin
Title: President

Confirmed and Agreed:

AIMMUNE THERAPEUTICS, INC.

By:	/s/ Jayson Dallas
Name: Jayson Dallas, M.D.
Title: President and Chief Executive Officer